Guidance Software, Inc.

1055 E. Colorado Blvd.

Pasadena, CA 91106

October 1, 2015

VIA EDGAR

Gabriel Eckstein

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Guidance Software, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed September 30, 2015

File No. 333-202255

Dear Mr. Eckstein:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Guidance Software, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Monday, October 5, 2015, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Julian Kleindorfer, Esq. of Latham & Watkins LLP at (213) 891-8371.  Thank you for your assistance and cooperation in this matter.

Very truly yours,

GUIDANCE SOFTWARE, INC.

By:	/s/ Patrick Dennis
Patrick Dennis
President and Chief Executive Officer

cc:                                Julian Kleindorfer, Esq., Latham & Watkins LLP

Jeffrey Brenner, Esq., Latham & Watkins LLP